n.a. 3/14

11016495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 34205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ Financial Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Baltimore Street
(No. and Street)

Cumberland (City) MD (State) 21502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Bridges 216-525-4684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Company
(Name – *if individual, state last, first, middle name*)

1133 Penn Avenue (Address) Pittsburgh (City) PA (State) 15222-4205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3\19

OATH OR AFFIRMATION

I, Luke F. Baum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Financial Solutions, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Luke F. Baum
Signature

President
Title

Notary Public
Valerie Mravec My commission expires 8-03-2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIZ Financial Solutions, Inc.

Audited Financial Statements
And Supplementary Financial Information

Year ended December 31, 2010
with Report of Independent Auditors

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2010

Contents

Report of Independent Auditors

Board of Directors
CBIZ Financial Solutions, Inc.

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. (CFS) as of December 31, 2010 and the related statements of income and other comprehensive income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of CFS's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIZ Financial Solutions, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented on Pages 15 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 25, 2011

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 5,997,649
Investment in mutual funds & securities, available for sale, at market value	1,233,325
Deposits with clearing organization	50,000
Deposits with Depository Trust & Clearing Corporation	5,134
Receivable from clearing organization	97,457
Receivables from customers, net	1,319,936
Prepaid assets	213,646
Deferred compensation plan assets	231,021
Goodwill and other intangible assets, net of accumulated amortization of $843,827	4,358,603
Furniture and equipment, net of accumulated depreciation of $321,871	203,077
Total Assets	$ 13,709,848
Liabilities and Stockholder's Equity	
Liabilities	
Accrued salaries and wages	$ 470,139
Due to CBIZ affiliates	833,802
Deferred compensation plan obligation	231,021
Other liabilities	401,535
Deferred gain	3,113,140
Income tax payable	1,441,977
Total Liabilities	6,491,614
Stockholder's Equity	
Common stock - $0 par value; stated value $250/share; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,539,450
Accumulated other comprehensive income	3,819
Accumulated deficit	(350,035)
Total Stockholder's Equity	7,218,234
Total Liabilities and Stockholder's Equity	$ 13,709,848

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Income and Other Comprehensive Income

For the year ended December 31, 2010

Revenue	
Commissions and investment advisory fees	$ 17,951,468
Interest and dividends	30,221
Other income	16,800
Total Revenue	17,998,489
Expenses	
Employee compensation and benefits	10,608,718
Facilities expenses	684,836
Clearing fees	207,723
Other operating expenses	2,498,765
Depreciation and amortization	240,378
Total Expenses	14,240,420
Income before income taxes	3,758,069
Income tax provision (See footnote 4)	1,441,977
Net Income	2,316,092
Other Comprehensive Income	1,173
Comprehensive Income	$ 2,317,265

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

For the year ended December 31, 2010

Cash flows provided by operating activities	
Net income	$ 2,316,092
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	70,902
Amortization of client lists and non-competes	153,390
Changes in assets and liabilities:	
Receivable from clearing organization	1,963
Receivables from customers	(640,255)
Other assets	(123,658)
Due to/from CBIZ affiliates	(310,622)
Accounts payable and accrued expenses	353,614
Income tax payable	727,837
Net cash provided by operating activities	2,549,263
Cash flows provided by investing activities	
Proceeds from Mariner Wealth Advisors, LLC transaction	3,491,280
Purchase of investments	(19,266)
Purchase of equipment	(1,805)
Net cash provided by investing activities	3,470,209
Cash flows used by financing activities	
Capital infusion from parent	150,000
Dividends paid	(3,250,000)
Net cash used by financing activities	(3,100,000)
Net increase in cash and cash equivalents	2,919,472
Cash and cash equivalents at beginning of year	3,078,177
Cash and cash equivalents at end of year	$ 5,997,649

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows - Continued

For the year ended December 31, 2010

Non-cash investing and financing activities	
Assets, liabilities and equity transferred to CBIZ Wealth Management:	
Receivables from customers, net	$ (49,278)
Prepaid assets	(54,532)
Deferred compensation plan assets	(62,130)
Goodwill and other intangible assets, net of accumulated amortization of $5,666	(711,417)
Accrued salaries and wages	119,242
Due to CBIZ affiliates	(258,791)
Deferred compensation plan obligation	62,130
Other liabilities	225,955
Additional paid-in capital	728,821
Net non-cash investing and financing activities	-

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at January 1, 2010	$ 25,000	$ 8,118,271	$ 2,646	$ 583,873	$ 8,729,790
Net income	-	-	-	2,316,092	2,316,092
Unrealized gain on investment	-	-	1,173	-	1,173
Transfer of Additional Paid-in-Capital to CBIZ Wealth Management	-	(728,821)	-	-	(728,821)
Capital infusion from parent	-	150,000	-	-	150,000
Dividends paid	-	-	-	(3,250,000)	(3,250,000)
Balance at December 31, 2010	$ 25,000	$ 7,539,450	$ 3,819	$ (350,035)	$ 7,218,234

See notes to the financial statements.

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (CFS), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. CFS is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

CFS is a full service Broker-Dealer and Registered Investment Advisory firm with its home office in Maryland. CFS currently conducts business in over 20 states across the United States. CFS has a securities clearing relationship with National Financial Services LLC, a subsidiary of Fidelity Investments. CFS also provides registered investment advisory services and asset management for qualified retirement plans. CFS's Mergers and Acquisitions Group provides services that facilitate the sale or recapitalization of privately held companies with revenues ranging from $20 million to $250 million.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

CFS considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2010, approximately 26% of the balance of cash and cash equivalents represents amounts that were held by National Financial Services LLC, CFS's clearing broker. At various times the amounts on deposit with banks or held by CFS's clearing broker exceed federally insured limits. Management monitors these balances and believes they do not represent a significant credit risk to CFS.

Accounts Receivable

Accounts receivable are written-off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. The allowance for doubtful accounts was approximately $40,000 at December 31, 2010.

1. Organization and Significant Accounting Policies (Continued)

Mutual Funds and Securities
CFS has invested assets in mutual funds and securities, which are carried at fair value.

Furniture and Equipment
Furniture and equipment are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2010 was $70,902.

Revenue Recognition
Revenue is recognized only when all of the following are present: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to the client is fixed or determinable, and collectibility is reasonably assured.

Revenue consists primarily of brokerage and agency commissions, and fee income for administering retirement plans. A description of the revenue recognition, based on the product and billing arrangement, is described below.

Commissions relating to brokerage activity and business placed directly with fund companies are recognized when earned and life insurance commissions are recognized when the policy becomes effective.

Fee income from retirement plan services are recognized in the period in which services are provided, and may be based on predetermined agreed-upon fixed fees, actual hours incurred on an hourly fee basis, or asset-based fees. Revenue which is based upon actual hours incurred is recognized as services are performed. Revenue from fixed fee arrangements is recognized when earned based on the terms of the arrangement. Asset-based fees are accrued monthly using reasonable estimates based on all readily available information. Any differences between these estimates and the actual cash payments received are recorded in the period in which the cash is received.

Revenue for asset-based fees is recognized when the data necessary to compute revenue is determinable, which is typically when either market valuation information is available, the data necessary to compute our fees is made available by third-party administrators or when cash is received. CFS only recognizes revenue when cash is received for those arrangements where the data necessary to compute our fees is not available to CFS in a timely manner.

Investment advisory fees are invoiced quarterly and recognized when earned.

Mergers & Acquisitions and Capital Advisory - Revenue associated with nonrefundable retainers are recognized on a pro rata basis over the term of the engagement. Revenue associated with success fee transactions is recognized when the transaction is completed.

1. Organization and Significant Accounting Policies (Continued)

Employee Savings Plan
CFS's employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions by CBIZ are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including stock; fixed income; stable value; and balanced-lifecycle funds. CFS's matching contribution to the 401(k) portion of the Plan in 2010 was $217,812.

Deferred Compensation Plan
CBIZ offers a deferred compensation plan, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Certain employees of CFS are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account and a deferred compensation plan obligation is established by CFS. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by CBIZ and recorded as assets of the deferred compensation plan in the accompanying statement of financial condition.

Assets of the deferred compensation plan represent marketable investments that consist primarily of mutual funds, money market funds and equity securities. CFS classifies these marketable securities as "trading" securities under Accounting Standards Codification 320 "Investments – Debt and Equity Securities." In accordance with the provisions of this statement, the investment balance is stated at fair market value based on quoted market prices, and realized and unrealized gains and losses are reflected in earnings. The assets held in the deferred compensation plan reflect amounts due to employees, but are available for general creditors of CBIZ in the event CBIZ becomes insolvent. As such, CFS has established a corresponding liability entitled "deferred compensation plan obligation" in the statement of financial condition.

1. Organization and Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets

CFS utilizes the purchase method of accounting for all business combinations in accordance with Accounting Standards Codification 805 "Business Combinations." Identifiable intangible assets include finite-lived purchased intangible assets, which primarily consist of client lists and noncompete agreements. These assets are amortized using the straight-line method over their expected periods of benefit, generally two to ten years. Intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

In accordance with the provisions of Accounting Standards Codification 350 "Intangibles - Goodwill and Other," goodwill is not amortized. Goodwill is tested for impairment annually during the fourth quarter of each year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying value.

Subsequent Events

CFS has adopted Accounting Standards Codification 855 "Subsequent Events." This guidance defines subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through February 25, 2011, the date on which the financial statements were available to be issued.

2. Related Party Transactions

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, Inc., and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI, provide certain management services to CFS and provide the facilities from which CFS conducts its operations. These management and facility costs have been allocated to CFS and are included in these financial statements. At December 31, 2010, CFS had a balance due to CBSI, CBIZ B&I and other CBSI-related affiliates of $833,802.

CFS has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which CFS conducts business with these related parties. The terms of these Agreements include the following provisions:

In certain cases, investment advisory fees generated by employees of the various subsidiaries, who are investment advisory representatives of CFS, would be recognized and recorded by CFS. Further, the agreements provide that the expenses associated with these investment advisory representatives would remain the liability of the various subsidiaries for whom they are employed.

In certain cases, subsidiaries of CBIZ provide office and infrastructure support to employees of CFS who are located outside of the home office. Under certain circumstances, this support is provided without charge.

Management has not quantified the value of the expenses incurred and absorbed by other CBIZ subsidiaries on behalf of CFS related to these agreements.

In 2010, CFS declared and paid cash dividends totaling $3,250,000 to its parent, CBSI.

3. Regulatory Requirements

CFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2010, CFS calculated its net capital at $643,479, which exceeded its capital requirements of $432,774 and had a ratio of aggregate indebtedness to net capital of 10.09 to 1.

4. Income Taxes

CFS is included in CBIZ's consolidated federal tax return as well as consolidated state tax returns where applicable. An individual state income tax return is filed for CFS in Maryland. Taxes, if any, are paid on behalf of CFS by CBIZ. CFS records in these financial statements tax expense and a corresponding tax liability on financial statement income at a rate of 38.5% pursuant to a tax sharing arrangement. Under this arrangement, there are no deferred taxes recorded on CFS's financial statements. The current liability will be settled with the parent's filing and payment of all taxes to the appropriate taxing authorities. There is no material recourse on CFS for any uncertain tax positions taken by the parent company.

5. Goodwill and Other Intangible Assets, Net

The components of goodwill and other intangible assets, net at December 31, 2010 were as follows:

Goodwill	$ 3,714,730
Intangibles:	
Client lists	1,467,700
Noncompete agreements	20,000
Total intangibles	1,487,700
Total goodwill and other intangibles assets	5,202,430
Less accumulated amortization	(843,827)
Goodwill and other intangible assets, net	$ 4,358,603

Client lists are amortized over periods not exceeding ten years. Other intangibles, which consist primarily of noncompete agreements, are amortized over periods ranging from two to ten years. Amortization expense of client lists and other intangible assets was $153,390 during the year ended December 31, 2010.

In accordance with Accounting Standards Codification 350 "Intangibles - Goodwill and Other," impairment charges, if any, are reported as depreciation and amortization expense in the statement of income. There was no impairment charges recorded during the year ended December 31, 2010.

6. Fair Value Measurement

The Fair Value Measurements and Disclosures topic establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable markets; and
- data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amount of cash, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short-term nature of such instruments.

The mutual funds are valued at the net asset value (NAV) of shares held by the Company at year-end. The securities are valued at the closing price reported in the active market in which the individual security is traded. As such, the Company's mutual funds and securities are valued using Level 1 inputs.

7. Divestitures

During the year ended December 31, 2010, CFS divested its self of certain wealth management advisors and related client lists. CFS determined that these divestitures did not meet the requirements of Accounting Standards Codification 205 "Presentation of Financial Statements – Discontinued Operations – Other Presentation Matters".

1) In September 2010, CFS's parent company created a new Registered Investment Advisor entity, CBIZ Wealth Management, LLC (CWM) to whom CFS transferred a portion of its individual investment advisory business.

   The advisors and their staff who were reassigned to CWM focused primarily on individual investment advisory activities which are sufficiently serviced through CWM. The advisors continued to offer their broker-dealer related services through CFS and the compliance and back office functions for CWM continued to be performed by CFS personnel subsequent to the divestiture. The advisory business transferred to CWM generated approximately $2,875,000 in annualized gross revenue.

2) On December 31, 2010 CFS along with CBIZ Operations, Inc. (on behalf of CWM) finalized an agreement to sell a portion of their wealth management business to Mariner Wealth Advisors, LLC (Mariner). The advisors and their staff that were involved in the sale consisted primarily of the same group of employees that was originally re-assigned to CWM. The wealth management business sold to Mariner, including the amount originally transferred to CWM referenced above, generated approximately $6,000,000 in annualized gross revenue.

   While funds were received for this transaction on December 31, 2010, due to the contingent nature of the agreement, no gain was recorded in 2010. Per the terms of the agreement, a minimum guaranteed purchase price will be calculated and recognized as a gain in the first quarter of 2011, if any, based on the status of the purchased client list on January 31, 2011. The remaining gain is expected to be recorded in the fourth quarter of 2011 based on the amount of recurring revenue collected by Mariner in during 2011.

   CFS will continue to process certain broker-dealer and registered investment advisor support activities for Mariner under the Transition Services Agreement until Mariner establishes their own broker-dealer.

   While CFS will experience a significant decrease in revenue from the sale of a portion of wealth management services, its remaining registered representatives, who are primarily focused on retirement plan business, will continue to offer wealth management services to both their personal and retirement plan clients.

Supplementary Information

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2010

Net capital:	
Total stockholder's equity qualified for net capital	$ 7,218,234
Add liabilities subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	7,218,234
Deductions and/or charges:	
12B-1 fees receivable	(97,457)
Receivables from customers, net	(1,319,367)
Other assets	(452,251)
Goodwill and other intangible assets, net	(4,358,603)
Furniture and equipment	(203,077)
Net capital before haircuts on securities positions	786,910
Haircuts on securities (stock, money market and mutual funds)	(143,431)
Net capital	$ 643,479
Aggregate indebtedness	
Total liabilities from statement of financial condition	$ 6,491,614
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 432,774
Excess net capital	$ 210,705
Ratio: Aggregate indebtedness to net capital	10.09 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2010)	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	$ 643,479
Audit adjustments	-
Net capital per above	$ 643,479

CBIZ Financial Solutions, Inc.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

CFS is exempt from this requirement under SEC Rule 15c3-3(k) (2) (ii) and, therefore, no deposit was required.

CBIZ Financial Solutions, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

CFS is exempt from this requirement under SEC Rule 15c3-3(k) (2) (ii).

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
CBIZ Financial Solutions, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of CBIZ Financial Solutions, Inc. (CFS) as of and for the year ended December 31, 2010 December 31, 2010December 31, 2010December 31, 2010December 31, 2010December 31, 2010December 31, 2010December 31, 2010December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered CFS's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of CFS's internal control. Accordingly, we do not express an opinion on the effectiveness of CFS's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by CFS including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11).
2. Determining compliance with the exemption provisions of Rule 15c3-3.

Because CFS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the CFS in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

IGAF Worldwide

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

The management of CFS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which CFS has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 25, 2011

CBIZ FINANCIAL SOLUTIONS, INC.
Cleveland, Ohio

Report of Independent Accountants on
Applying Agreed Upon Procedures

For the year ended December 31, 2010

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT ACCOUNTANTS REPORT
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
CBIZ Financial Solutions, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by CBIZ Financial Solutions, Inc. (CFS) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC., solely to assist you and the other specified parties in evaluating CFS's compliance with the applicable instructions of the Form SIPC-7. CFS's management is responsible for the CFS's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting, no such overpayments existed.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on CFS's Form SIPC-7 or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 25, 2011